Exhibit 19.1
PORCH GROUP, INC.
INSIDER TRADING AND CONFIDENTIALITY POLICY

(Effective June 1, 2023; Amended April 9, 2024)

This Insider Trading and Confidentiality Policy (this “Policy”) provides guidelines to Porch Group, Inc., a Delaware corporation and its subsidiaries (together, the “Company”) and its directors, officers, employees and other related individuals of the Company, with respect to transactions in the Company’s securities. The Company has adopted this Policy in order to ensure compliance with securities laws and to avoid even the appearance of improper conduct by anyone associated with the Company. Failure to comply with this Policy could result in a serious violation of the securities laws by you and/or the Company and can result in both civil penalties and criminal fines and imprisonment.

We have all worked hard to establish the Company’s reputation for integrity and ethical conduct, and we are all responsible for preserving and enhancing this reputation. The appearance of insider trading can cause a substantial loss of confidence in the Company and its securities on the part of the public and the securities markets. This could result in an adverse impact on the Company and its stockholders. Accordingly, avoiding the appearance of engaging in securities transactions on the basis of material undisclosed information can be as important as avoiding a transaction actually based on such information.

It is your obligation to understand and comply with this Policy. If you have any questions about this Policy, please contact the Company’s General Counsel.

1.Applicability of Policy.

This Policy applies to all transactions in the Company’s securities, including its shares of common stock, derivative securities (such as put and call options and convertible debentures or preferred stock) and debt securities (debentures, bonds and notes), whether or not issued by the Company.

This Policy applies to all officers of the Company, all members of the Company’s Board of Directors, and all employees of, and consultants and contractors to, the Company and its subsidiaries/branches who receive or have access to Material Nonpublic Information (as defined below) regarding the Company (collectively, “Company Affiliated Persons”). Company Affiliated Persons and members of their immediate families (which include a spouse and minor children), all members of their households, and other family members who do not live with them but who are supported by them or provide direction, influence or control over their transactions in Company securities, collectively, are sometimes referred to in this Policy as “Insiders”.
This Policy also applies to:
•any trust or other estate in which an Insider has a substantial beneficial interest or as to which he or she serves as trustee or in a similar fiduciary capacity, and to any trust, corporation, partnership or other entity which the Insider controls (such as through the power to vote or dispose of its securities), including venture capital partnerships;
•any person who receives Material Nonpublic Information from any Insider. Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known. Any employee can be an Insider from time to time, and would at those times be subject to this Policy;
and

•gifts where the Insider making the gift has reason to believe that the recipient intends to sell Company securities while the donor is aware of Material Nonpublic Information or the Insider making the gift is subject to the pre-clearance requirements of Section 5.
The existence of a personal financial emergency does not excuse Insiders from complying with this Policy.

2.Definitions.

“Access Insiders” are: (i) members of the Company’s Board of Directors, (ii) executive officers of the Company, (iii) certain other employees who hold the position listed on Appendix A, and (iv) certain other employees that the Company may designate from time to time as “Access Insiders” because of their position, responsibilities or their actual or potential access to Material information.

“Insider” means those individuals identified in Section 1 of this Policy.
“Material” information is difficult to describe exhaustively, but you should assume that any information, positive or negative, which might be of significance to an investor, as part of the total mix of available information, in determining whether to purchase, sell or hold Company securities would be material. Information may be significant for this purpose even if it would not alone determine the investor’s decision. In other words, any information that reasonably could be expected to affect the price of Company stock or other securities is “material” information. While it is impossible to provide a complete list and there is no bright-line standard, some examples of information that could be considered “material” are:
•internal financial information which departs in any way from what the market would expect;
•financial results of a completed period and changes in sales, earnings or dividends;
•an important financing transaction;
•stock splits or other transactions relating to Company stock;
•mergers, tender offers or acquisitions of other companies, or major purchases or sales of assets;
•major management changes;
•sales or purchases by the Company of its own securities;
•major litigation or regulatory developments;
•significant process or product developments;
•gain or loss of a major customer or supplier;

•actual or threatened major litigation, or the resolution of such litigation
•major transactions with other companies or entities, such as joint ventures or licensing agreements; and
•a major cybersecurity risk or incident involving the Company’s business, including relating to customer, employee or Company data, or a product or service.
Note that this list is merely illustrative and not exhaustive. Whether information is material is often evaluated by enforcement authorities and others with the benefit of hindsight.
“Nonpublic Information” is any information which has not yet been disclosed generally to the marketplace. Information received about a company under circumstances which indicate that it is not yet in general circulation should be considered nonpublic. As a rule, you should be able to point to some fact to show that the information is generally available; for example, issuance of a press release by the Company or announcement of the information in The Wall Street Journal or other news publication. Even after the Company has released the information to the press or the information has been reported, at least one full Trading Day must elapse before you trade in the Company stock.
“Tipping” is the passing along of Material Nonpublic Information to others. Penalties for tipping apply whether or not you derive benefit from another’s actions. Recommending that others buy or sell Company stock or other securities, even without telling them why, still can be unlawful in certain circumstances, and thus should be avoided.

“Trading Day” shall mean any day on which the Nasdaq Capital Market (“Nasdaq”) is open for trading.

“Trading Window” is the period commencing one full Trading Day following a release of quarterly results, and ending on the date that is ten Trading Days prior to the end of the subsequent quarter. Please note, any Trading Window may be closed early or may not open, in the sole judgment of the Company.
3.Prohibition Against Trading on Material Nonpublic Information.

All Insiders (including former employees and directors and family members who share their households) are prohibited from trading in Company securities, directly or indirectly through others, at any time when they are in possession of Material Nonpublic Information, unless such trade is made pursuant to a properly qualified, adopted and submitted Rule 10b5-1 trading plan (discussed in Section 6 of this Policy).

All Insiders are prohibited from trading in securities of another company, or the Company, at any time when they have Material Nonpublic Information about that company, including, without limitation, any company that we conduct ordinary business with, such as customers, vendors or suppliers, or any company that we may be planning a major transaction with (such as an acquisition).

All Insiders are prohibited from Tipping, that is directly or indirectly disclosing Material Nonpublic Information to third parties or to any other person, including family members, or making recommendations or expressing opinions on the basis of Material Nonpublic Information with regard to trading securities.

Special black-out trading periods may be imposed from time to time by the Company, whereby the Company will notify directors, officers, selected employees and others who may be trading in Company securities that they are required to suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons are advised not to engage in any transaction involving the purchase or sale of the Company’s securities during such period and should not disclose to others the fact of such suspension of trading or special black-out period. Otherwise the existence of a special black-out trading period will generally not be announced, other than to those who are aware of the event giving rise to the black-out period.

4.Access Insiders – Trading Windows.

The period of time prior to the public disclosure of financial results, as disclosed from time to time, is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that certain Insiders will, during that period, often possess Material Nonpublic Information about the expected financial results. To ensure compliance with this Policy and applicable federal and state securities laws, it is the Company’s policy that all Access Insiders refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during a Trading Window, except pursuant a properly qualified, adopted and submitted Rule 10b5-1 trading plan (discussed in Section 6 of this Policy).
TRADING IN THE COMPANY’S SECURITIES DURING THE TRADING WINDOW SHOULD NOT BE CONSIDERED A “SAFE HARBOR,” AND ALL DIRECTORS, OFFICERS AND OTHER ACCESS INSIDERS SHOULD USE GOOD JUDGMENT AT ALL TIMES.

Generally, Insiders who are not covered by the trading restrictions set forth in this Section 4 or the pre-clearance requirements set forth in Section 5 may trade in Company securities as long as they are not in possession of Material Nonpublic Information.

5.Executive Officers and Directors – Preclearance; Reporting Trades.
In addition to complying with Trading Windows, the Company’s executive officers and directors must first obtain pre-clearance from the Company’s General Counsel before directly or indirectly, trading in or otherwise making any transfer, gift, pledge or loan of any Company securities. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.

A request for pre-clearance should be submitted to the General Counsel at least 48 hours in advance of the proposed transaction. If a proposed transaction receives pre-clearance, the pre-
cleared trade must be effected within 48 hours of receipt of pre-clearance. If the person becomes aware of Material Nonpublic Information before the trade is executed, the pre-clearance is void and the trade must not be completed. Transactions not effected within the time limit become subject to pre-clearance again. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in securities of the Company, and should not inform any other person of the restriction.
Following the execution of any trade, the person shall submit to the Company’s General Counsel a copy of any trade order or confirmation relating to the purchase or sale of Company securities within one business day of any such transaction. This information is necessary to enable us to monitor trading by executive officers and directors and ensure that all such trades are properly reported. Your adherence to this Policy is vital to your protection as well as the Company’s.
6.Rule 10b5-1 Trading Plans.

Rule 10b5-1 under the Securities Exchange Act of 1934 provides an affirmative defense against a claim of insider trading if an insider’s trades are made pursuant to a written plan that was adopted in good faith at a time when the insider was not aware of Material Nonpublic Information. It is the Company’s policy that employees and directors may make trades pursuant to a Rule 10b5-1 plan provided that (i) such plan meets the requirements of Rule 10b5-1, (ii) such plan was adopted at a time when the employee or director would otherwise have been able to trade under Section 4 of this Policy and (iii) the adoption of the plan was expressly authorized by the Company’s General Counsel. The Company will also permit trades pursuant to a written plan that is not intended to satisfy the requirements of Rule 10b5-1 (a “Non-Rule 10b5-1 plan”) provided the transactions thereunder satisfy all the requirements of this Policy and the plan is expressly authorized by the Company’s General Counsel. Any amendments to or modifications of Rule 10b5-1 plans and Non-Rule 10b5-1 plans must also be reported prior to their effectiveness to the Company’s General Counsel. Note that trades made pursuant to Rule 10b5-1 plans and Non-Rule 10b5-1 plans by executive officers and directors must still be reported to the Company’s General Counsel pursuant to the third paragraph of Section 5. Further details about the Company’s policies for Rule 10b5-1 plans are set forth in the Company’s Guidelines for Rule 10b5-1 Plans.
7.Hedging Transactions; Transactions in Options.
Hedging transactions may insulate you from upside or downside price movement in Company stock which can result in the perception that you no longer have the same interests as the Company’s other stockholders. Accordingly, you and your family members who share your household may not enter into hedging or monetization transactions or similar arrangements with respect to Company stock, including the purchase or sale of puts or calls or the use of any other derivative instruments.

All Insiders are prohibited, under any circumstance, from trading options for, or selling “short,” the Company’s securities.

8.Margin Accounts and Pledging.
Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of Material Nonpublic Information may, under some circumstances, result in unlawful insider trading. Because of this danger, you may not hold Company securities in a margin account nor pledge Company securities as collateral for a loan.
9.Compensatory Equity Awards.
This Policy does not apply to:
•Stock Options. This Policy does not apply to the exercise and hold of shares purchased under a stock option granted by the Company. However, this Policy does apply to any sale of the underlying shares, including through a broker-assisted cashless exercise of a stock option in which shares are sold to cover the exercise price and/or tax withholding.
•Restricted Stock Units. This Policy does not apply to the vesting of restricted stock units or to the Company’s withholding of shares to satisfy tax withholding requirements upon vesting (assuming such share withholding is permitted by the Company). However, this Policy does apply to any market sales of shares received upon vesting of such awards.
10.Post-Termination Transactions.
This Policy’s prohibition on trading while in possession of Material Nonpublic Information continues to apply to transactions even after an Insider’s termination of employment or other relationship with the Company. Access Insiders remain subject to all provisions of this Policy until the commencement of the Trading Window after termination of such Access Insider’s employment or other relationship with the Company.
11.Confidentiality.
Serious problems could be caused for the Company and you by unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in Company securities. Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. Therefore, Company personnel should not discuss internal matters or developments with anyone outside of the Company, except as required in the performance of regular job requirements.

This prohibition applies specifically (but not exclusively) to inquiries about the Company which may be made by customers (except for ordinary-course customer-sales representative discourse), the press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be made in accordance with Company policy. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquiry to the Chief Executive Officer, Chief Financial Officer or General Counsel.

* * *

THESE ARE VERY SERIOUS MATTERS. INSIDER TRADING IS ILLEGAL AND CAN RESULT IN JAIL SENTENCES AS WELL AS CIVIL PENALTIES, INCLUDING TRIPLE DAMAGES. EMPLOYEES, INDEPENDENT CONTRACTORS OR CONSULTANTS WHO VIOLATE THIS POLICY MAY BE SUBJECT TO DISCIPLINARY ACTION BY THE COMPANY, INCLUDING DISMISSAL OR TERMINATION OF ANY BUSINESS RELATIONSHIP FOR CAUSE. IF YOU HAVE ANY QUESTION OR DOUBT ABOUT THE APPLICABILITY OR INTERPRETATION OF THIS POLICY OR THE PROPRIETY OF ANY DESIRED ACTION, PLEASE SEEK CLARIFICATION FROM OUR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER OR GENERAL COUNSEL. DO NOT TRY TO RESOLVE UNCERTAINTIES ON YOUR OWN.

Approved by Nominating and Corporate Governance Committee February 21, 2023 Recommended to and approved by the Board of Directors March 7, 2023 Implemented by the Company June 1, 2023
Amended by the Board of Directors and Implemented by the Company April 9, 2024

ACKNOWLEDGMENT

The undersigned acknowledges that he/she has read this Insider Trading and Confidentiality Policy and agrees to comply with the restrictions and procedures contained herein.

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Appendix A: Access Insiders

Employees of the Company having responsibilities, positions or roles in the functional areas described below are Access Insiders:

•All Finance/Accounting, which includes Investor Relations function (including finance/accounting teams in each business unit of the Company);

•All Legal (including legal in each business unit of the Company);

•Senior Leadership Team;

•SLT direct reports; and

•All Corporate Development.